SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

TABLE OF CONTENTS

Page

Signature Page	3

Announcement on Proposed Capitalization Issue, Cash Dividend and Appointment of Independent Non-executive Director	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 6, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

3

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROPOSED CAPITALISATION ISSUE AND CASH DIVIDEND

AND

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Sinopec Shanghai Petrochemical Company Limited will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 22 October 2013 at 2:00p.m., 2:30p.m. (or immediately after the conclusion of previous meeting) and 3:00p.m. (or immediately after the conclusion of previous meeting), respectively. Notices convening the EGM and the H Shareholders Class Meeting are set out on pages 16 to 27 of this circular. The notice convening the A Shareholders Class Meeting will also be issued and made available to the A Shareholders as appropriate.

Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting in person, please complete the forms of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Completion and return of the forms of proxy of the Company will not preclude you from attending and voting in person at the EGM and/or H Shareholders Class Meeting or any adjournment thereof (as the case may be) as you wish.

6 September 2013

4

In this circular, unless the context otherwise requires the following expressions have the following meanings:

“A Share(s)”	A Shares with nominal value of RMB1.00 each in the share capital of the Company

“A Shareholders Class Meeting”	the class meeting of A Shareholders to be held immediately after the conclusion of the EGM, viz. the First Class Meeting of Holders of A-shares in 2013

“ADS(s)”	American depositary shares of the Company, each representing 100 H Shares and evidenced by ADRs

“ADS Holders”	holders of ADSs

“Articles of Association”	the articles of association of the Company

“A-share Reform Proposal”	the share reform in relation to, among other things, converting non-circulating shares into circulating and listable A Shares and details of which are set out in the Company’s announcements dated 7 June 2013 and 20 June 2013 published on the website of the Hong Kong Stock Exchange

“Board”	the board of directors of the Company

“Capitalisation Issue”	the Capitalisation Issue of Capital Fund and the Capitalisation Issue of Surplus Reserve Fund

“Capitalisation Issue and Cash Dividend”	the Capitalisation Issue and the Cash Dividend

“Capitalisation Issue of Capital Fund”	proposed issue of New Shares, in accordance with the Optimised Proposal, to the Shareholders by capitalising the capital fund on basis of issuing 3.36 New Shares for every ten Shares held on the Record Date upon and subject to the terms as described in this circular

“Capitalisation Issue of Surplus Reserve Fund”	proposed issue of New Shares, in accordance with the Optimised Proposal to the Shareholders by capitalising the surplus reserve fund on basis of issuing 1.64 New Shares for every ten Shares held on the Record Date upon and subject to the terms as described in this circular

“Cash Dividend”	proposed distribution of an interim cash dividend for 2013 of RMB0.50 (tax inclusive) for every ten Shares, in accordance with the Optimised Proposal while carrying out the Capitalisation Issue by issuing New Shares to the Shareholders whose names appear on the register of Shareholders on the Record Date

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Class Meetings”	H Shareholders Class Meeting and A Shareholders Class Meeting

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Company Law”	Company Law of the PRC, as adopted at the Fifth Session of the Standing Committee of the Eighth National People’s Congress of the PRC on 29 December 1993, effective from 1 July 1994, as amended, supplemented or otherwise modified from time to time

“Director(s)”	the Director(s) of the Company

“EGM”	the first extraordinary general meeting for 2013 to be held by the Company at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 22 October 2013 at 2:00p.m., for the purpose of, among other things, approving the Capitalisation Issue and Cash Dividend

“H Shares”	H Shares with nominal value of RMB1.00 each in the share capital of the Company

“H Shareholders Class Meeting”	the class meeting of H Shareholders to be held immediately after the conclusion of the A Shareholders Class Meeting, viz. the First Class Meeting of Holders of H-shares in 2013

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	3 September 2013, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New A Shares”	new A Shares to be allotted and issued pursuant to the Capitalisation Issue

“New H Shares”	new H Shares to be allotted and issued pursuant to the Capitalisation Issue

“New Shares”	New A Shares and New H Shares to be allotted and issued pursuant to the Capitalisation Issue

“Optimised Proposal”	in order to ensure that, among other things, four or more additional shares will be distributed for every ten shares to the Shareholders, Sinopec Corp. proposed that based on the Company’s total issued share capital of 7,200,000,000 shares as at 30 June 2013, RMB2,421 million of the Company’s capital fund will be capitalised by issuing 3.36 New Shares for every ten Shares to all Shareholders, and the Company’s surplus reserve fund will be capitalised by issuing 1.64 New Shares for every ten Shares, and an interim cash dividend for 2013 of RMB0.50 (tax inclusive) for every ten Shares, will be distributed to all Shareholders whose names appear on the registers of Shareholders on the record date. For details of the Optimised Proposal, please refer to the announcement dated 28 August 2013 published on the website of the Hong Kong Stock Exchange

“Overseas Shareholder(s)”	the Shareholder(s) on the Record Date whose address(es) as shown on the registers of Shareholders of the Company is/are outside Hong Kong

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region

“Record Date”	Monday, 4 November 2013, being the record date in respect of H Shareholders by reference to which entitlements to the Capitalisation Issue and Cash Dividend will be determined

“Restricted A Shares”	circulating A Shares which are subject to selling restrictions

“RMB”	Renminbi, the lawful currency of the People’s Republic of China

“Share(s)”	ordinary shares in the capital of the Company with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Unrestricted A Shares”	circulating A Shares which are not subject to selling restrictions

“%”	per cent.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:
Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Li Honggen
Zhang Jianping
Ye Guohua

Non-executive Directors:
Lei Dianwu
Xiang Hanyin

Independent non-executive Directors:
Shen Liqiang
Jin Mingda
Cai Tingji

6 September 2013

To the Shareholders and H Shareholders

Dear Sir or Madam,

PROPOSED CAPITALISATION ISSUE AND CASH DIVIDEND

AND

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

I.	INTRODUCTION

The Company refers to its announcements dated 7 June 2013, 20 June 2013 and 28 August 2013 in relation to the A-share Reform Proposal of the Company. The Board proposed (1) the Capitalisation Issue and Cash Dividend, subject to the fulfillment of the conditions as set out in the paragraph headed “Conditions of the Capitalisation Issue and Cash Dividend” below, on the basis of (i) the Capitalisation of Capital Fund by issuing 3.36 New Shares for every ten Shares; (ii) the Capitalisation of Surplus Reserve Fund by issuing 1.64 New Shares for every ten Shares; and (iii) a cash dividend of RMB0.50 (tax inclusive) for every ten Shares then held, to the Shareholders, whose names appear on the registers of A Shareholders and H Shareholders of the Company, respectively, on the record date; and (2) appointment of independent non-executive Director.

The purpose of this circular is to provide you with, among other things, (1) details of the proposed Capitalisation Issue and Cash Dividend; (2) appointment of independent non-executive Director; and (3) notices of the EGM and the H Shareholders Class Meeting. The Company will publish a separate announcement on the record date in respect of A Shareholders by reference to which entitlements to the Capitalisation Issue and Cash Dividend will be determined.

II.	CAPITALISATION ISSUE AND CASH DIVIDEND

The Board proposed the Capitalisation Issue and Cash Dividend to the Shareholders. A Shareholders and H Shareholders whose names appear on the registers of A Shareholders and H Shareholders of the Company, respectively, on the record date will be entitled to the Capitalisation Issue and Cash Dividend. Subject to the fulfillment of the conditions set out in the paragraph headed “Conditions of the Capitalisation Issue and Cash Dividend” below, the Capitalisation Issue and Cash Dividend is made on the basis of (i) the Capitalisation of Capital Fund by issuing 3.36 New Shares for every ten Shares; (ii) the Capitalisation of Surplus Reserve Fund by issuing 1.64 New Shares for every ten Shares; and (iii) a cash dividend of RMB0.50 (tax inclusive) for every ten Shares (meaning a cash dividend of RMB0.05 will be paid per Share) then held.

1.	Conditions of Capitalisation Issue and Cash Dividend

Since the A-share Reform Proposal of the Company was approved by the State-owned Assets Supervision and Administration Department and more than two-thirds of all A Shareholders present, and by more than two-thirds of all A Shareholders holding circulating shares present, at the A shareholders’ meeting held on 8 July 2013, the A-share Reform Proposal of the Company has been implemented which includes the Capitalisation Issue and Cash Dividend. The implementation of the Capitalisation Issue and Cash Dividend is conditional upon:

(i)	the Board recommending the implementation of the Capitalisation Issue and Cash Dividend and to convene the EGM and Class Meetings;

(ii)	the Optimised Proposal proposed by Sinopec Corp. being approved by more than two-thirds of the voting rights held by the A Shareholders involved in the voting, and by more than two-thirds of the voting rights held by the holders of Unrestricted A Shares involved in the voting;

(iii)	the Capitalisation Issue and Cash Dividend being approved by the Shareholders at the EGM by way of a special resolution, and also approved by the A Shareholders and H Shareholders at the A Shareholders Class Meeting and H Shareholders Class Meeting by way of a special resolution, respectively; and

(iv)	the Shanghai Stock Exchange and the Hong Kong Stock Exchange having granted the listing of, and the permission to deal in, the New A Shares and the New H Shares issued pursuant to the Capitalisation Issue.

As at the Latest Practicable Date, item (i) of the above conditions has been fulfilled.

According to Rule 19A.38 of the Listing Rules, except in the circumstances mentioned in Rule 13.36(2) of the Listing Rules, the Directors shall obtain the approval by a special resolution of Shareholders in general meeting and the approvals by special resolutions of A Shareholders and H Shareholders at separate class meetings conducted in accordance with the Articles of Association in respect of issue of the New Shares under the Capitalisation Issue. As the Capitalisation Issue does not fall within Rule 13.36(2) of the Listing Rules, the Capitalisation Issue is conditional upon the passing of the special resolution to approve the Capitalisation Issue and Cash Dividend at the respective EGM and the Class Meetings as mentioned above.

The issue of New A Shares, the issue of New H Shares and the distribution of the Cash Dividend are inter-conditional. In the event that the issue of New A Shares or the issue of New H Shares is not completed, the distribution of the Cash Dividend will not proceed, and vice versa.

2.	Basis of the Capitalisation Issue and Cash Dividend

The Capitalisation Issue and Cash Dividend will be made on the basis of (i) the Capitalisation of Capital Fund by issuing 3.36 New Shares for every ten Shares; (ii) the Capitalisation of Surplus Reserve Fund by issuing 1.64 New Shares for every ten Shares; and (iii) a cash dividend of RMB0.50 (tax inclusive) for every ten Shares then held, to A Shareholders and H Shareholders whose names appear on the registers of A Shareholders and H Shareholders of the Company, respectively, on the record date.

3.	Status of New Shares

The New Shares will, subject to the Articles of Association, rank pari passu in all respects with the Shares in issue on the date of issue. The New A Shares to be issued to holders of Restricted A Shares will be subject to same selling restrictions as the Restricted A Shares then in issue. Holders of the New Shares will not be entitled to the Cash Dividend but will be entitled to receive all future dividends and distributions which are declared, made or paid after the date on which the New Shares are allotted and issued, but will not be entitled to the dividends declared by the Company before the date of allotment and issue of the New Shares.

4.	Fractional entitlements

The New Shares will be issued on pro rata basis and any fractional shares will be rounded down to the nearest whole unit. For example, assuming a capitalisation issue ratio of five New Shares for ten existing Shares held, a Shareholder holding 55 Shares (which is not an integral multiple of ten shares) should receive 27 New Shares, as opposed to 25 New Shares. Fractional entitlements will not be issued but will be aggregated and sold for the benefit of the Company.

5.	Effect of the Capitalisation Issue on shareholdings in the Company

As at the Latest Practicable Date, the total issued share capital of the Company was 7,200,000,000 Shares, comprising 3,790,000,000 Restricted A Shares, 1,080,000,000 Unrestricted A Shares and 2,330,000,000 H Shares. Assuming no new Shares are allotted or issued and no existing Shares are repurchased prior to the Record Date, upon the fulfillment of the conditions set out in the paragraph headed “Conditions of the Capitalisation Issue and Cash Dividend” above, the total number of New Shares to be issued pursuant to the Capitalisation Issue will be 3,600,000,000, in which 2,435,000,000 New A Shares will be issued to the A Shareholders and 1,165,000,000 New H Shares will be issued to the H Shareholders. It is proposed that the Capitalisation Issue will be made by transferring capital fund and surplus reserve fund. On the basis of a total of 3,600,000,000 New Shares with a nominal value of RMB1.00 per share being issued pursuant to the Capitalisation Issue, RMB3.6 billion will be transferred from capital fund and surplus reserve fund to share capital. The New Shares will represent 50% of the existing issued share capital of the Company and 33.33% of the issued share capital of the Company as enlarged by the issue of the New Shares.

Set out below is the shareholding structure of the Company as at the Latest Practicable Date and immediately upon completion of the Capitalisation Issue (assuming that no other Shares are allotted, issued or repurchased prior to the Record Date):

	Latest Practicable Date		Immediately upon completion of the Capitalisation Issue
	Number of		Number of
	Shares	%	Shares	%

A Shares	4,870,000,000	67.64	7,305,000,000	67.64
Restricted	3,790,000,000	52.64	5,685,000,000	52.64
Unrestricted	1,080,000,000	15.00	1,620,000,000	15.00

H Shares	2,330,000,000	32.36	3,495,000,000	32.36

Total	7,200,000,000	100.00	10,800,000,000	100.00

Sinopec Corp., being the controlling shareholder of the Company, is expected to hold 5,460,000,000 A shares upon the completion of the Capitalisation Issue (representing 50.56% of the total share capital of the Company upon the completion of the Capitalisation Issue). Other than Sinopec Corp., no other legal person or individual is expected to hold A Shares constituting 10% or more of the total share capital of the Company upon the completion of the Capitalisation Issue.

6.	Expected Timetable for the Capitalisation Issue and Cash Dividend

Latest time for lodging transfer of H Shares (to qualify for attending the EGM and the Class Meetings)	4:30 p.m. on Wednesday, 18 September 2013

Book closure period for the EGM and Class Meetings (both days inclusive)	Thursday, 19 September 2013 to Tuesday, 22 October 2013

Latest time for lodging forms of proxy for the EGM, A Shareholders Class Meeting and the H Shareholders Class Meeting	2:00 p.m., 2:30 p.m. and 3:00 p.m. on Monday, 21 October 2013

EGM, A Shareholders Class Meeting and H Shareholders Class Meeting	2:00 p.m., 2:30 p.m. and 3:00 p.m. on Tuesday, 22 October 2013

Announcement of results of the EGM and Class Meetings	Tuesday, 22 October 2013

Register of H Shareholders of the Company re-opens	Wednesday, 23 October 2013

Last day of dealings in H Shares on a cum-entitlement basis	Wednesday, 23 October 2013

First day of dealings in H Shares on an ex-entitlement basis	Thursday, 24 October 2013

Latest time for lodging transfer of H shares for entitlement to the Capitalisation Issue and Cash Dividend	4:30 p.m. on Friday, 25 October 2013

Book closure period (both days inclusive)	Monday, 28 October 2013 to Monday, 4 November 2013

Record Date	Monday, 4 November 2013

Register of H Shareholders of the Company re-opens	Tuesday, 5 November 2013

Share Certificates of New H Shares expected to be despatched and the Cash Dividend expected to be paid	on or around Wednesday, 4 December 2013

Dealings in the New H Shares expected to commence	on or around Thursday, 5 December 2013

Notes:

1.	All times in this circular refer to Hong Kong time.
2.	Dates or deadlines specified in this circular are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be published or notified to the Shareholders as and when appropriate.

7.	Overseas Shareholders

As at the Latest Practicable Date, the Company had Shareholders with registered addresses in Australia, Canada, Germany, Macau, Malaysia, New Zealand, Singapore, Vietnam, South Africa, the United Kingdom (together, the “Specified Territories”) and the United States. Pursuant to Rule 13.36(2)(a) of the Listing Rules, the Company has made enquiries regarding the legal restrictions on the issue of the New H Shares under the laws of the relevant regulatory body or stock exchange. The Directors have been advised that no registration of New H Shares would be required under the U.S. Securities Act of 1933 in respect of the declaration and distribution of such H Shares to Shareholders with a registered address in the United States and therefore, Shareholders with a registered address in the United States will be entitled to the New H Shares and the Company will issue the New H Shares to such Shareholders accordingly. The Directors are also of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the Specified Territories or any requirement of the relevant regulatory body or stock exchange in the Specified Territories, not to issue the New H Shares to such Overseas Shareholders.

Upon the Capitalisation Issue becoming unconditional, the Company will consider if there are any Overseas Shareholders located in areas other than the Specified Territories and the United States on the Record Date, and if there are such Overseas Shareholders, then the Company will make enquiries regarding the legal restrictions (if any) under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges for the relevant Overseas Shareholders to be eligible to take part in the Capitalisation Issue pursuant to the Listing Rules.

If, after making such further enquiries regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange for distributing the New H Shares to such Overseas Shareholders, the Board is of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange (such as filing of any registration statement or prospectus or other special formalities) in that place, not to issue the New H Shares to such Overseas Shareholders, arrangements will be made for the New H Shares which would otherwise be issued to such Overseas Shareholders to be sold in the market as soon as practicable after dealings in the New H Shares commence, if a premium, net of expenses, can be obtained. Any net proceeds of such sale for each Overseas Shareholder, after deduction of expenses, of HK$100 or more will be distributed in Hong Kong dollars to the relevant Overseas Shareholders, by ordinary post at their own risk, unless the amount falling to be distributed to any such person is less than HK$100 in which case it will be retained for the benefit of the Company.

8.	Application for listing

The H Shares are listed on the Hong Kong Stock Exchange whereas the A Shares (both the Restricted A Shares and Unrestricted A Shares) are listed on the Shanghai Stock Exchange. Application will be made to the Listing Committee of the Stock Exchange for the approval for the listing of, and permission to deal in, the New H Shares. The New H Shares are not new class of securities to be listed and accordingly no arrangements are required to be made to enable the New H Shares to be admitted into CCASS.

Subject to the granting of the approval for the listing of, and permission to deal in, the New H Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the New H Shares will be accepted as eligible securities for deposit, clearance and settlement in CCASS established and operated by HKSCC with effect from the commencement date of dealings in the New H Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Dealings in the H Shares may be settled through CCASS. Shareholders should seek the advice of their licensed securities dealers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests. The New H Shares will not be listed or traded on any other stock exchange other than the Hong Kong Stock Exchange and no such listing or permission to deal is being or proposed to be sought. Dealings in the New H Shares will be subject to the payment of stamp duty in Hong Kong.

The Unrestricted A Shares are listed on the Shanghai Stock Exchange. Listing of the New A Shares on the Shanghai Stock Exchange is proposed to be sought. Save as mentioned above, no other part of the equity or debt securities of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

9.	Reasons for the Capitalisation Issue and Cash Dividend

The Capitalisation Issue and Cash Dividend is made pursuant to the undertaking made by Sinopec Corp., the controlling shareholder of the Company in relation to the A-Share Reform Proposal and the Optimised Proposal. Accordingly, Sinopec Corp. would propose convening a Board meeting with respect to the Articles of Association within six months from the date on which the non-circulating shares held by it have been granted listable circulating rights (meaning six months from the day on which the A-share Reform Proposal becoming effective), to consider and approve a resolution on (i) the Capitalisation of Capital Fund by issuing 3.36 New Shares for every ten Shares; (ii) the Capitalisation of Surplus Reserve Fund by issuing 1.64 New Shares for every ten Shares; and (iii) a cash dividend of RMB0.50 (tax inclusive) for every ten Shares then held, and propose convening corresponding shareholders’ meetings to consider this matter. Sinopec Corp. will also undertake to vote in favour of the resolution approving this matter. Details of the above undertaking are set out in the Company’s announcements dated 7 June 2013, 20 June 2013 and 28 August 2013.

10.	Closure of register of H Shareholders

The register of H Shareholders of the Company will be closed from Monday, 28 October 2013 to Monday, 4 November 2013 (both days inclusive) during which period no transfer of shares will be effected. In order to be qualified for the entitlement of the Capitalisation Issue and Cash Dividend, all transfer instruments accompanied by the relevant share certificates must be lodged by the H Shareholders with the Company’s H share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 25 October 2013.

11.	Share certificates

Subject to the fulfillment of the conditions of the Capitalisation Issue and Cash Dividend as set out in the paragraph headed “Conditions of the Capitalisation Issue and Cash Dividend” above, certificates in respect of the New H Shares will be sent by ordinary mail on or around 4 December 2013 to the persons entitled thereto at their respective addresses shown in the register of H Shareholders of the Company or in the case of joint holders, to the address of the joint holder whose name stands first in the register of H Shareholders of the Company in respect of the joint holding. One share certificate will be issued for all New H Shares issued to each eligible Shareholder of New H Shares.

12.	ADS Holders

The Company has been advised that no registration of new ADSs (with one ADS representing 100 H Shares) would be required under the U.S. Securities Act of 1933 in respect of the declaration and distribution of such new ADSs to the ADS Holders. Accordingly, subject to the fulfillment of the conditions of the Capitalisation Issue and Cash Dividends as set out in the paragraph headed “Conditions of the Capitalisation Issue and Cash Dividends” above, the ADS Holders are eligible to participate in the Capitalisation Issue and Cash Dividends, and receive the new ADSs under the Capitalisation Issue. The new ADSs will be issued on pro rata basis. Under the Company’s existing deposit agreement, any fractional shares that cannot be converted by the ratio into a unit of ADS will be aggregated and sold by The Bank of New York Mellon, the depositary appointed in respect of the ADSs, for the benefit of the ADS Holders who will then receive cash-in- lieu of the fractional shares.

13.	Statement to be made on acquisition of Shares

The Company shall ensure that all its listing documents and share certificates include the statements stipulated below and shall instruct and cause its share registrar not to register the subscription, purchase or transfer of any of its Shares in the name of any particular holder unless and until such holder delivers to such share registrar a signed form in respect of such Shares bearing statements to the following effect:

(i)	the acquirer of Shares agrees with the Company and each Shareholder, and the Company agrees with each Shareholder, to observe and comply with the Company Law, the Special Regulations of the State Council Concerning Floatation and Listing Abroad of Stocks by Listed Stock Companies and the Articles of Association;

(ii)	the acquirer of Shares agrees with the Company, each Shareholder, Director, supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, supervisor, manager and officer of the Company) agrees with each Shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association. Any reference to arbitration will be deemed to authorise the arbitration tribunal to conduct its hearing in open session and to publish its award. Such arbitration will be final and conclusive;

(iii)	the acquirer of Shares agrees with the Company and each Shareholder that H Shares in the Company are freely transferable by the holder of such Shares; and

(iv)	the acquirer of Shares authorises the Company to enter into a contract on his behalf with each Director and officer whereby such Directors and officers undertake to observe and comply with their obligations to the Shareholder as stipulated in the Articles of Association.

14.	Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of the Company at 48 Jinyi Road, Jinshan District, Shanghai, PRC during normal business hours on any business day from the date of this circular until 22 October 2013:

(i)	the Articles of Association;

(ii)	the annual reports of the Company for the two years ended 31 December 2012; and

(iii)	this circular.

15.	Warning of risks of dealing in the H Shares

The Capitalisation Issue and Cash Dividend is conditional upon the conditions set out in the paragraph headed “Conditions of the Capitalisation Issue and Cash Dividend” above. Any Shareholder or other person dealing in the Shares prior to the Company having fulfilled the conditions for the Capitalisation Issue and Cash Dividend will accordingly bear the risk that the Capitalisation Issue and Cash Dividend cannot become unconditional and may not be able to receive New Shares. Shareholders and potential investors should therefore exercise caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

16.	Taxation

If the Capitalisation Issue and Cash Dividend is approved by the Shareholders, the Cash Dividend and New Shares will be paid and issued to the Shareholders whose names appear on the register of Shareholders of the Company on the Record Date. Cash Dividends payable to the H Shareholders will be paid in Hong Kong dollars. The exchange rate between RMB and HK$ shall be ascertained on the basis of the average of the middle exchange rates for RMB to HK$ as published by the People’s Bank of China for the week prior to the date of the EGM which will be held on Tuesday, 22 October 2013. In accordance with relevant tax law and requirements of the PRC, the Company will not deduct or withhold any income tax in respect of the New H Shares to all H Shareholders held by way of capitalisation of the share premium of the Company to share capital. The Company will withhold any income tax in respect of the New H Shares to all H Shareholders held by way of capitalisation of the surplus reserve fund of the Company to share capital, as well as the Cash Dividend. For the details of the taxation, please refer to the Notices of EGM and H Shareholders Class Meeting.

The Company will appoint a receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the Cash Dividend (after relevant deductions, if applicable) declared for payment to H Shareholders. The Cash Dividend will be paid by the Receiving Agent on or around 4 December 2013 and the cheques will be despatched to H Shareholders by ordinary post at their own risk on the same day.

III.	APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board proposed to appoint Mr. Zhang Yimin as an independent non-executive director of the Company’s seventh session of the Board. Mr. Zhang Yimin’s curriculum vitae is as follow:

Zhang Yimin, 59, is a Professor of Economics and Finance, and the head of the Faculty of Accounting and Finance at the China Europe International Business School. Mr. Zhang studied at the Ship Engineering College of Harbin majoring in mathematics and mechanics and graduated in 1980, and obtained a Master of Business Administration degree at Shanghai Jiao Tong University in 1983. In 1989, he obtained a doctor degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and served as a Post-doctoral Fellow at the Business School of the University of British Columbia, an Assistant Professor at the University of New Brunswick, and an Associate Professor at the City University of Hong Kong. He has been appointed as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang has been engaging for a long period of time in teaching and research in the areas of business operations, financing and industrial economic studies, and has made numerous academic and research contributions in these relevant areas.

The Company will enter into a service contract with Mr. Zhang Yimin on or about the date of the approval of the resolution on his appointment at the EGM. His service term will commence on the date of the approval of the resolution at the EGM and will end in June 2014. Mr. Zhang’s remuneration will be determined pursuant to the measures for the payment of remuneration for directors, supervisors and senior management adopted at the 2002 Annual General Meeting of the Company and approved to continue to be in use in 2013 at the Remuneration Committee Meeting held on 26 March 2013. The Company will disclose in its annual report the specific amount of the remuneration received by him for the relevant year. The remuneration of Mr. Zhang is not included in the independent non-executive director’s service contract.

Mr. Zhang currently does not and did not hold any directorships at other public companies nor take up any post in any affiliated companies of the Company in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Zhang has no other connected relationships with the Company or any of its Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Save as disclosed above, the Company is not aware of any other matters that are required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor any other information that needs to be brought to the attention of the Shareholders of the Company.

Pursuant to Rule 3.10A of the Listing Rules, the Company must appoint independent non-executive directors representing at least one-third of the Board. Following the appointment of Mr. Zhang Yimin as an independent non-executive director of the Company, the above requirement will be complied with.

IV.	RECOMMENDATION

The Board considers that the resolutions in relation to (1) the proposed Capitalisation Issue and Cash Dividend; and (2) the appointment of independent executive Director, are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of aforesaid resolutions to be proposed at the EGM and Class Meetings as set out in the notices of the EGM, the A Shareholders Class Meeting and H Shareholders Class Meetings.

V.	MEETINGS

The Company will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 22 October 2013 at 2:00p.m., 2:30p.m. (or immediately after the conclusion of previous meeting) and 3:00p.m. (or immediately after the conclusion of previous meeting), respectively. Notices convening the EGM and the H Shareholders Class Meeting are set out on pages 16 to 27 of this circular.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting in person, please complete the forms of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case may be). The notice convening the A Shareholders Class Meeting will also be issued and made available to the A Shareholders as appropriate.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jingming
Company Secretary